Amended and restated term sheet† To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 133-I dated April 25, 2008	Term Sheet to Product Supplement No. 133-I Registration Statement No. 333-130051 Dated November 7, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks due May 18, 2010

General

  The notes are designed for investors who seek a return of two times the appreciation of an equally weighted diversified basket of 15 common stocks up to a maximum total return on the notes that will not be less than 13.00%* or greater than 15.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 10%, be willing to lose some or all of their principal.
  For information on the methodology of the selection of the common stocks included in the Basket, please see Annex A to this amended and restated term sheet.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 18, 2010††.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about November 13, 2008 and are expected to settle on or about November 18, 2008.

Key Terms

Basket:

The Basket consists of 15 common stocks (each, a “Basket Stock” and collectively, the “Basket Stocks”). The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth under “The Basket” on page TS-1 of this amended and restated term sheet.

Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to the Maximum Total Return on the notes, which will not be less than 13.00%* or greater than 15.00%*. For example, assuming the Maximum Total Return is 13.00%*, if the Basket Return is more than 6.50%, you will receive the Maximum Total Return on the notes of 13.00%*, which entitles you to a maximum payment at maturity of $1,130* for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 x Basket Return x 2)

* The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 13.00% or greater than 15.00% and, accordingly, the actual maximum payment at maturity will not be less than $1,130 or greater than $1,150 per $1,000 principal amount note.

Your principal is protected at maturity against up to a 10% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level by more than 10%.
Buffer Amount:	10%.
Downside Leverage Factor:	1.1111
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on the Observation Date will be calculated as follows: 100 x [1 + the sum of the Stock Returns of each Basket Stock on the Observation Date x (1/15)]
Stock Return:	With respect to each Basket Stock, on the Observation Date: Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the Pricing Date.
Final Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the Observation Date times the Stock Adjustment Factor for such Basket Stock on such day.
Stock Adjustment Factor:

With respect to each Basket Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 133-I for further information.

Observation Date:	May 13, 2010††
Maturity Date:	May 18, 2010††
CUSIP:	48123LUK8
†

This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated October 23, 2008 to product supplement 133-I (the term sheet is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109208005181/e33340_fwp.htm).

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 133-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 133-I and “Selected Risk Considerations” beginning on page TS-2 of this amended and restated term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 133-I, the information in footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today and assuming a Maximum Total Return of 13.00%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $40.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $15.00 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be less than $40.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be paid to other dealers, exceed $40.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-34 of the accompanying product supplement no. 133-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 7, 2008

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 133-I and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this amended and restated term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 133-I dated April 25, 2008. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends and restates and supersedes the term sheet related hereto dated October 23, 2008 to product supplement no. 133-I in its entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 133-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 133-I dated April 25, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002225/e31364_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

The Basket

The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth below:

Ticker Symbol	Basket Stock	Exchange	Stock Weighting	Initial Share Price*

BAX	Baxter International Inc.	NYSE	1/15
CA	CA, Inc.	NASDAQ	1/15
CL	Colgate-Palmolive Company	NYSE	1/15
DVN	Devon Energy Corporation	NYSE	1/15
GIS	General Mills, Inc.	NYSE	1/15
GILD	Gilead Sciences, Inc.	NASDAQ	1/15
GOOG	Google Inc.	NASDAQ	1/15
HPQ	Hewlett-Packard Company	NYSE	1/15
MCD	McDonald’s Corporation	NYSE	1/15
MMM	3M Company	NYSE	1/15
MON	Monsanto Company	NYSE	1/15
MRK	Merck & Co., Inc.	NYSE	1/15
NUE	Nucor Corporation	NYSE	1/15
PM	Philip Morris International Inc.	NYSE	1/15
UNP	Union Pacific Corporation	NYSE	1/15

* The Initial Share Price of each Basket Stock will be determined on the pricing date.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 13.00% or greater than 15.00% and, accordingly, the actual maximum payment at maturity will not be less than $1,130 or greater than $1,150 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF 15 BASKET STOCKS — The return on the notes is linked to the performance of an equally weighted Basket, which consists of 15 Basket Stocks. These Basket Stocks are the common stocks of Baxter International Inc., CA, Inc., Colgate-Palmolive Company, Devon Energy Corporation, General Mills, Inc., Gilead Sciences, Inc., Google Inc., Hewlett-Packard Company, McDonald’s Corporation, 3M Company, Monsanto Company, Merck & Co., Inc., Nucor Corporation, Philip Morris International Inc. and Union Pacific Corporation.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-1

  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline in the Basket beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 133-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Stocks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 133-I dated April 25, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Basket Level beyond the 10% buffer as compared to the Starting Basket Level
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 13.00% or greater than 15.00%.
  CHANGES IN THE VALUE OF THE BASKET STOCKS MAY OFFSET EACH OTHER — The notes are linked to an equally weighted Basket consisting of 15 Basket Stocks. Price movements in the Basket Stocks may not correlate with each other. At a time when the value of some of the Basket Stocks increase, the value of other Basket Stocks may not increase as much or may even decline in value. Therefore, in calculating the Ending Basket Level, increases in the value of some of the Basket Stocks may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Stocks.
  NO OWNERSHIP RIGHTS IN THE BASKET STOCKS — As a holder of the notes, you will not have any ownership interest or rights in any of the Basket Stocks, such as voting rights or dividend payments. In addition, the issuers of the Basket Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Basket Stocks and the notes.
  NO AFFILIATION WITH THE BASKET STOCK ISSUERS — We are not affiliated with the issuers of the Basket Stocks. We assume no responsibility for the adequacy of the information about the Basket Stock issuers contained in this amended and restated term sheet. You should make your own investigation into the Basket Stocks and their issuers. We are not responsible for the Basket Stock issuers’ public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-2

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Basket Stock issuers, including extending loans to, or making equity investments in, such Basket Stock issuer(s) or providing advisory services to such Basket Stock issuer(s). In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Basket Stock issuers and these reports may or may not recommend that investors buy or hold the Basket Stock(s). As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Basket Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN THE BASKET STOCKS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Basket Stocks or instruments related to one or more of the Basket Stocks. We or our affiliates may also trade in the Basket Stocks or instruments related to either or both of the Basket Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Stock Adjustment Factor for each Basket Stock to reflect certain events affecting such Basket Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Basket Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 133-I for further information.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the closing price of the Basket Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Stocks;
    the time to maturity of the notes;
    the dividend rates paid on the Basket Stocks;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the occurrence of certain events affecting the issuer(s) of the Basket Stock(s) that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this amended and restated term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Maximum Total Return on the notes of 13.00%. The actual Maximum Total Return will be set on the pricing date and will not be less than 13.00% or greater than 15.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180.00	80.00%	13.00%
165.00	65.00%	13.00%
150.00	50.00%	13.00%
140.00	40.00%	13.00%
130.00	30.00%	13.00%
120.00	20.00%	13.00%
110.00	10.00%	13.00%
106.50	6.50%	13.00%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 13.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90. Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 13.00%, the investor receives a payment at maturity of $1,130 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Basket Return is negative and the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

The Basket Stocks

Public Information

All information contained herein on the Basket Stocks and on the Basket Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Basket Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See “The Basket Stocks” beginning on page PS-18 of the accompanying product supplement no. 133-I for more information.

Historical Information of the Basket Stocks and the Basket

The first 15 graphs contained in this amended and restated term sheet set forth the historical performance of the Basket Stocks (other than the common stock of Google Inc. and Philip Morris International Inc.) based on the weekly closing prices (in U.S. dollars) of the Basket Stocks from January 3, 2003 through October 31, 2008, and the historical performance of the common stock of Google Inc. and Philip Morris International Inc. from August 20, 2004 and March 21, 2008, respectively, to October 31, 2008. The last graph contained in this amended and restated term sheet sets forth the historical performance of the Basket as a whole, based on the weekly closing prices (in U.S. dollars) of the Basket Stocks from March 21, 2008 through October 31, 2008. The graph of the historical Basket performance assumes the Basket Closing Level on March 21, 2008 was 100 and the Stock Weightings were as specified under “The Basket” on page TS-1 of this amended and restated term sheet. We obtained the closing prices and other market information in this amended and restated term sheet from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of each Basket Stock, the price of such Basket Stock has experienced significant fluctuations. The historical performance of each Basket Stock and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Basket Stock or the levels of the Basket during the term of the notes. We cannot give you assurance that the performance of each Basket Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Basket Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Basket Stock.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-4

Baxter International Inc. (“Baxter”)

According to its publicly available filings with the SEC, Baxter develops, manufactures and markets products that save and sustain the lives of people with hemophilia, immune disorders, cancer, infectious diseases, kidney disease, trauma and other chronic and acute medical conditions. The common stock of Baxter, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Baxter in the accompanying product supplement no. 133-I. Baxter’s SEC file number is 001-4448.

Historical Information of the Common Stock of Baxter

The following graph sets forth the historical performance of the common stock of Baxter based on the weekly closing price (in U.S. dollars) of the common stock of Baxter from January 3, 2003 through October 31, 2008. The closing price of the common stock of Baxter on November 6, 2008 was $58.06.

CA, Inc. (“CA, Inc.”)

According to its publicly available filings with the SEC, CA, Inc. helps organizations use IT to better perform, compete, innovate and grow, providing software solutions to unify and simplify IT management in highly complex computing environments. The common stock of CA, Inc., par value $0.10 per share, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of CA, Inc. in the accompanying product supplement no. 133-I. CA, Inc.’s SEC file number is 001-9247.

Historical Information of the Common Stock of CA, Inc.

The following graph sets forth the historical performance of the common stock of CA., Inc. based on the weekly closing price (in U.S. dollars) of the common stock of CA, Inc. from January 3, 2008 through October 31, 2008. The closing price of the common stock of CA, Inc. on November 6, 2008 was $16.11.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-5

Colgate-Palmolive Company (“Colgate-Palmolive”)

According to its publicly available filings with the SEC, Colgate-Palmolive is a consumer products company whose primary lines of business are in two segments: Oral, Personal and Home Care; and Pet Nutrition. The common stock of Colgate-Palmolive, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Colgate-Palmolive in the accompanying product supplement no. 133-I. Colgate-Palmolive’s SEC file number is 001-00644.

Historical Information of the Common Stock of Colgate-Palmolive

The following graph sets forth the historical performance of the common stock of Colgate-Palmolive based on the weekly closing price (in U.S. dollars) of the common stock of Colgate-Palmolive from January 3, 2003 through October 31, 2008. The closing price of the common stock of Colgate-Palmolive on November 6, 2008 was $61.60.

Devon Energy Corporation (“Devon Energy”)

According to its publicly available filings with the SEC, Devon Energy is an independent energy company engaged primarily in oil and gas exploration, development and production, the transportation of oil, gas, and NGLs and the processing of natural gas. The common stock of Devon Energy, par value $0.10 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Devon Energy in the accompanying product supplement no. 133-I. Devon Energy’s SEC file number is 001-32318.

Historical Information of the Common Stock of Devon Energy

The following graph sets forth the historical performance of the common stock of Devon Energy based on the weekly closing price (in U.S. dollars) of the common stock of Devon Energy from January 3, 2003 through October 31, 2008. The closing price of the common stock of Devon Energy on November 6, 2008 was $74.00.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-6

General Mills, Inc. (“General Mills”)

According to its publicly available filings with the SEC, General Mills is a global manufacturer and marketer of branded consumer foods sold through retail stores. The common stock of General Mills, par value $0.10 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of General Mills in the accompanying product supplement no. 133-I. General Mills SEC file number is 001-01185.

Historical Information of the Common Stock of General Mills

The following graph sets forth the historical performance of the common stock of General Mills based on the weekly closing price (in U.S. dollars) of the common stock of General Mills from January 3, 2003 through October 31, 2008. The closing price of the common stock of General Mills on November 6, 2008 was $63.94.

Gilead Sciences, Inc. (“Gilead”)

According to its publicly available filings with the SEC, Gilead is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. The common stock of Gilead, par value $0.001 per share, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Gilead in the accompanying product supplement no. 133-I. Gilead’s SEC file number is 000-19731.

Historical Information of the Common Stock of Gilead

The following graph sets forth the historical performance of the common stock of Gilead based on the weekly closing price (in U.S. dollars) of the common stock of Gilead from January 3, 2003 through October 31, 2008. The closing price of the common stock of Gilead on November 6, 2008 was $44.35.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-7

Google Inc. (“Google”)

According to its publicly available filings with the SEC, Google is a global technology leader focused on improving the ways people connect with information. The class A common stock of Google, par value $0.001 per share (which we refer to as the “common stock of Google”), is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Google in the accompanying product supplement no. 133-I. Google’s SEC file number is 000-50726.

Historical Information of the Common Stock of Google

The following graph sets forth the historical performance of the common stock of Google based on the weekly closing price (in U.S. dollars) of the common stock of Google from August 20, 2004 through October 31, 2008. The common stock of Google commenced trading on the NASDAQ Stock Market on August 20, 2004. The closing price of the common stock of Google on November 6, 2008 was $331.22.

Hewlett-Packard Company (“Hewlett-Packard”)

According to its publicly available filings with the SEC, Hewlett-Packard is a global provider of products, technologies, solutions and services to individual consumers, small- and medium-sized businesses and large enterprises. The common stock of Hewlett-Packard, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Hewlett-Packard in the accompanying product supplement no. 133-I. Hewlett-Packard’s SEC file number is 001-04423.

Historical Information of the Common Stock of Hewlett-Packard

The following graph sets forth the historical performance of the common stock of Hewlett-Packard based on the weekly closing price (in U.S. dollars) of the common stock of Hewlett-Packard from January 3, 2003 through October 31, 2008. The closing price of the common stock of Hewlett-Packard on November 6, 2008 was $33.64.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-8

McDonald’s Corporation (“McDonalds”)

According to its publicly available filings with the SEC, McDonalds primarily franchises and operates McDonalds restaurants in the food service industry. These restaurants serve a value-priced menu in more than 100 countries around the world. The common stock of McDonalds, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of McDonalds in the accompanying product supplement no. 133-I. McDonalds’ SEC file number is 001-05231.

Historical Information of the Common Stock of McDonalds

The following graph sets forth the historical performance of the common stock of McDonalds based on the weekly closing price (in U.S. dollars) of the common stock of McDonalds from January 3, 2003 through October 31, 2008. The closing price of the common stock of McDonalds on November 6, 2008 was $54.17.

3M Company (“3M”)

According to its publicly available filings with the SEC, 3M is a diversified technology company with involvement in the following businesses: industrial and transportation; health care; display and graphics; consumer and office; safety, security and protection services; and electronics and communications. The common stock of 3M, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of 3M in the accompanying product supplement no. 133-I. 3M’s SEC file number is 001-03285.

Historical Information of the Common Stock of 3M

The following graph sets forth the historical performance of the common stock of 3M based on the weekly closing price (in U.S. dollars) of the common stock of 3M from January 3, 2003 through October 31, 2008. The closing price of the common stock of 3M on November 6, 2008 was $62.36.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-9

Monsanto Company (“Monsanto”)

According to its publicly available filings with the SEC, Monsanto, along with its subsidiaries, is a global provider of agricultural products to farmers, including seeds, biotechnology trait products and herbicides. The common stock of Monsanto, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Monsanto in the accompanying product supplement no. 133-I. Monsanto’s SEC file number is 001-16167.

Historical Information of the Common Stock of Monsanto

The following graph sets forth the historical performance of the common stock of Monsanto based on the weekly closing price (in U.S. dollars) of the common stock of Monsanto from January 3, 2003 through October 31, 2008. The closing price of the common stock of Monsanto on November 6, 2008 was $85.06.

Merck & Co., Inc. (“Merck”)

According to its publicly available filings with the SEC, Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. The common stock of Merck, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Merck in the accompanying product supplement no.
133-I. Merck’s SEC file number is 001-03305.

Historical Information of the Common Stock of Merck

The following graph sets forth the historical performance of the common stock of Merck based on the weekly closing price (in U.S. dollars) of the common stock of Merck from January 3, 2003 through October 31, 2008. The closing price of the common stock of Merck on November 6, 2008 was $27.86.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-10

Nucor Corporation (“Nucor”)

According to its publicly available filings with the SEC, Nucor and its subsidiaries manufacture and sell steel and steel products. Nucor is also one of North America’s largest recyclers, using scrap steel as the primary material in producing its products. The common stock of Nucor, par value $0.40 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Nucor in the accompanying product supplement no. 133-I. Nucor’s SEC file number is 001-04119.

Historical Information of the Common Stock of Nucor

The following graph sets forth the historical performance of the common stock of Nucor based on the weekly closing price (in U.S. Dollars) of the common stock of Nucor from January 3, 2003 through October 31, 2008. The closing price of the common stock of Nucor on November 6, 2008 was $32.92.

Philip Morris International Inc. (“Philip Morris”)

According to its publicly available filings with the SEC, Philip Morris and its subsidiaries are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States. The common stock of Philip Morris, no par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Philip Morris in the accompanying product supplement no. 133-I. Philip Morris’ SEC file number is 001-33708.

Historical Information of the Common Stock of Philip Morris

The following graph sets forth the historical performance of the common stock of Philip Morris based on the weekly closing price (in U.S. dollars) of the common stock of Philip Morris from March 21, 2008 through October 31, 2008. The common stock of Philip Morris commenced trading on The New York Stock Exchange on March 17, 2008. The closing price of the common stock of Philip Morris on November 6, 2008 was $40.88.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-11

Union Pacific Corporation (“Union Pacific”)

According to its publicly available filings with the SEC, Union Pacific owns one of America’s leading transportation companies. Its principal operating company, Union Pacific Railroad Company, links states in the western two-thirds of the country and serves the fastest-growing U.S. population centers. The common stock of Union Pacific, par value $2.50 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Union Pacific in the accompanying product supplement no. 133-I. Union Pacific’s SEC file number is 001-6075.

Historical Information of the Common Stock of Union Pacific

The following graph sets forth the historical performance of the common stock of Union Pacific based on the weekly closing price (in U.S. dollars) of the common stock of Union Pacific from January 3, 2003 through October 31, 2008. The closing price of the common stock of Union Pacific on November 6, 2008 was $60.66.

Historical Information of the Basket

The following graph sets forth the historical performance of the Basket based on the weekly Basket Closing Level from March 21, 2008 through October 31, 2008. The following graph assumes the Basket Closing Level on March 21, 2008 was 100 and the Stock Weightings were as specified under “The Basket” on page TS-1 of this amended and restated term sheet.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of 15 Common Stocks	TS-12

ANNEX A

The J.P. Morgan U.S. Franchise List Sub-Basket

The collective turbulence from the seizure in credit markets, weakening economic outlook, and battered equity markets have most likely put fundamental analysis on the back burner for many investors. However, for investors with investment horizons that stretch beyond the current turmoil in the markets, J.P. Morgan’s North America Equity Research believes that fundamental analysis remains an important component of an investment framework.

The J.P. Morgan U.S. Franchise List Basket (the “U.S. Franchise List Basket”) is a select group of stocks that J.P. Morgan North America Equity Research sees as core investments over the next 12-18 months. The J.P. Morgan U.S. Franchise List Sub-Basket (the “Sub-Basket”) is a subset of fifteen stocks from the U.S. Franchise List Basket and is equally-weighted. The selection of the U.S. Franchise List Basket was based on a combination of quantitative analysis and fundamental analysis (which is qualitative and subjective). To be included in this basket, companies (1) must possess a combination of stable financial characteristics as measured by several quantitative factors developed by our equity research analysts and (2) must be viewed by our equity research analysts as outperformers during the global weakness envisioned over the next year. The process for selecting the stocks in the U.S. Franchise List Basket is outlined below.

The stocks in the U.S. Franchise List Basket were selected based on the following criteria: Universe of stocks

  Substantial financial resources. Limited financial risk as measured by low leverage. Companies were ranked on net current assets (as a percentage of stock price) and debt to equity, and limited to those ranking in the top deciles among 1,200 U.S. stocks.

  Actual cash return to shareholders. Companies were ranked on either dividend yield or stock buyback yield and the selection was limited to companies whose cash return was in the top deciles.

  Profitability of business model. The margin profile of companies is key. The focus was on companies with high free cash yields as well as high net income margins and those selected ranked in the top deciles.

  Outperforming in a weakening global economy. Our equity research analysts provided companies that they viewed as capable of outperforming a weakening global economy. These companies needed some combination of pricing power, market dominance, counter-cyclical profile, revenue visibility, or a secular story outweighing the cyclical. In other words, our equity research analysts needed to have conviction on the fundamental story for the stock.

The Composition of the J.P. Morgan U.S. Franchise List Sub-Basket

The J.P. Morgan U.S. Franchise List Sub-Basket (the “Sub-Basket”) is a subset of fifteen stocks from the U.S. Franchise List Basket and is equally-weighted. The table below shows the 15 components of the Sub-Basket and the sectors and industries to which the components belong. The following pie charts show the breakdown of the Sub-Basket by sector and industry.

Ticker	Name	Sector	Industry Group
MMM	3M Company	Industrials	Capital Goods
BAX	Baxter International Inc.	Healthcare	Healthcare Equipment & Service
CA	CA, Inc.	Technology	Software & Services
CL	Colgate-Palmolive Company	Consumer Staples	Household & Personal Products
DVN	Devon Energy Corporation	Energy	Energy
GIS	General Mills, Inc.	Consumer Staples	Food & Beverage & Tobacco
GILD	Gilead Sciences, Inc.	Healthcare	Pharmaceuticals, Biotechnology
GOOG	Google Inc.	Technology	Software & Services
HPQ	Hewlett-Packard Company	Technology	Technology Hardware & Equipment
MCD	McDonald’s Corporation	Discretionary	Consumer Services
MRK	Merck & Co., Inc.	Healthcare	Pharmaceuticals, Biotechnology
MON	Monsanto Company	Materials	Materials
NUE	Nucor Corporation	Materials	Materials
PM	Philip Morris International Inc.	Consumer Staples	Food & Beverage & Tobacco
UNP	Union Pacific Corporation	Industrials	Transportation

All the stocks in the Sub-Basket were rated “Overweight” by J.P. Morgan Securities, Inc. as of October 17, 2008.

Select Risk Factors

J.P. Morgan research analysts will conduct research and provide recommendations without regard to your interests

J.P. Morgan research analysts conduct research and provide recommendations with respect to all of the U.S. Franchise List Basket and Sub-Basket stocks. They will do so without regard to the interests of any investors in any securities linked to the U.S. Franchise List Basket or Sub-Basket and without regard to the impact such research or recommendations may have on the value of any such securities. Changes in J.P. Morgan’s research recommendations at any time, including decisions to downgrade any or all of the U.S. Franchise List Basket or the Sub-Basket stocks, may adversely affect the market price of any such U.S. Franchise List Basket or Sub-Basket stocks and any such securities.

We cannot predict the performance of the U.S. Franchise List Basket or the Sub-Basket

The stocks included in the U.S. Franchise List Basket and the Sub-Basket are identified by J.P. Morgan North America Equity Research as core investments for the current market environment. These stocks are selected based on both quantitative and qualitative criteria. There is a discretionary and subjective component in this selection process by J.P. Morgan North America Equity Research. J.P. Morgan cannot predict whether the U.S. Franchise List Basket or the Sub-Basket will outperform in a weakening global economy.

While the process for selecting the U.S. Franchise List Sub-Basket would be expected to identify different stocks if applied at different times, the Sub-Basket will be a static basket and will not change over the term of the securities

The stocks comprising the Sub-Basket will be set on or before the pricing date of any securities. However, the application of the quantitative and fundamental analysis used to select the Sub-Basket would be expected to identify different stocks when applied at other times. Therefore, you should base any investment decision solely on your assessment of the components of the Sub-Basket at the time you purchase any securities. The composition of the Sub-Basket, upon which the performance of any securities is based, will remain static for the entire term of any such securities, except in limited circumstances relating to corporate events affecting the components of the Sub-Basket. The Sub-Basket will not change to reflect any additions to or deletions from its components that would have been made if the fundamental and quantitative analysis were applied at a different time or using different assumptions, or if there were variations to the fundamental or quantitative methodology.

The Sub-Basket is currently relatively concentrated in specific sectors of the economy

The companies included in the Sub-Basket as of October 20, 2008 are relatively concentrated in certain sectors of the economy, including Healthcare, Technology, Consumer Staples, Industrials and Materials. Consequently, the value of any securities linked to the Sub-Basket may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence.

No ownership rights in the Sub-Basket stocks

As a holder of any securities linked to the Sub-Basket stocks, you will not have any ownership interest or rights in any of the Sub-Basket stocks, such as voting rights or dividend payments. In addition, the issuers of the Sub-Basket stocks will not have any obligation to consider your interests as a holder of any such securities in taking any corporate action that might affect the value of the relevant Sub-Basket stocks and any such securities.

J.P. Morgan is not affiliated with the issuers of the Sub-Basket stocks

J.P. Morgan is not affiliated with any of the issuers of the Sub-Basket stocks and the issuers of the Sub-Basket stocks are not involved in the creation of the U.S. Franchise List Basket or the Sub-Basket in any way. Consequently, J.P. Morgan has no ability to control the actions of the issuers of the Sub-Basket stocks, including any corporate actions of the type that would require any adjustment to the weighting of the Sub-Basket stocks. The issuers of the Sub-Basket stocks have no obligation to consider the interests of an investor in any securities linked to the U.S. Franchise List Basket or Sub-Basket in taking any corporate actions that might affect the value of any such securities.

J.P. Morgan may engage in business with or involving one or more of the issuers of the Sub-Basket stocks without regard to your interests

J.P. Morgan or its affiliates may presently or from time to time engage in business with one or more of the issuers of the Sub-Basket stocks without regard to the interests of investors in any securities linked to the U.S. Franchise List Basket or Sub-Basket, including extending loans to, or making equity investments in, one or more of the issuers of the Sub-Basket stocks or their affiliates or subsidiaries or providing advisory services to one or more of the issuers of the Sub-Basket stocks, such as merger and acquisition advisory services. In the course of J.P. Morgan’s business, it or its affiliates may acquire non-public information about one or more of the issuers of the Sub-Basket stocks. Neither J.P. Morgan nor any of its affiliates undertakes to disclose any such information to you. In addition, J.P. Morgan or its affiliates from time to time have published and in the future may publish research reports with respect to the Sub-Basket stocks. These research reports may or may not recommend that investors buy or hold the Sub-Basket stocks. Furthermore, the composition of the Sub-Basket will not be affected by any change that J.P. Morgan or its affiliates may make in its recommendations or decisions to begin or discontinue coverage of any of the issuers of the Sub-Basket stocks in its research reports.

Changes in the value of one or more of the Sub-Basket stocks may offset each other

Price movements in the Sub-Basket stocks may not correlate with each other. At a time when the value of one or more of the Sub-Basket stocks increases, the value of one or more of the other Sub-Basket stocks may not increase as much or may decline in value. Therefore, in calculating the daily performance of the Sub-Basket, increases in the value of one or more of the Sub-Basket stocks may be moderated, or wholly offset, by lesser increases or declines in the value of other Sub-Basket stocks.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities Inc. is a member of NASD, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.